SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

30 April 2013

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X..   Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-167844 and 333-167844-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Lloyds Banking Group plc

Lloyds Banking Group plc hereby incorporates by reference the following exhibit to this report on Form 6-K into its Registration Statement on Form F-3 (File Nos. 333-167844 and 333-167844-01):

Exhibit	Document
1	Capitalisation table as at 31 March 2013

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

30 April 2013	By:	/s/ G Culmer
Name: George Culmer
Title: Group Finance Director Lloyds Banking Group plc

Exhibit 1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 March 2013.  In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

31 March 2013
(£m)
Capitalisation
Equity
Shareholders’ equity	43,135
Non-controlling interests	346
Total equity	43,481

Indebtedness

Subordinated liabilities	34,008

Debt securities
Debt securities in issue	111,414
Liabilities held at fair value through profit or loss (debt securities)	5,664
Total debt securities	117,078

Total indebtedness	151,086

Total capitalisation and indebtedness	194,567

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group.  As of 31 March 2013, all indebtedness was unsecured except for £63.7 billion of securitisation notes and covered bonds and £4.2 billion of debt securities issued by the Group’s asset-backed conduits.

On 22 April 2013, the Company announced the issue of 713 million new ordinary shares, for proceeds of £350 million, to fund payments on tier 1 hybrid capital securities.

Other than the issue of £850 million and £650 million of dated subordinated debt on 16 April 2013, there have been no issuances or redemptions of subordinated liabilities since 31 March 2013.

There has been no material change in the information set forth in the table above since 31 March 2013.